UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. ___)*

                                   ENVOY CORPORATION
                                    (Name of Issuer)

                               Common Stock, no par value
                             (Title of Class of Securities)

                                       293982104
                                     (CUSIP Number)



             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























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       1   Name of Reporting Person                Transamerica Occidental Life
                                                              Insurance Company

           IRS Identification No. of Above Person                    95-1060502

       2   Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                        (b) [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                      California


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                   1,035,000*
       BENEFICIALLY                      * See Note to Exhibit A
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power              1,035,000*
                                         * See Note to Exhibit A

        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         1,035,000*
                                         * See Note to Exhibit A
       10   Check Box if the Aggregate Amount in Row 9 Excludes
            Certain Shares                                                 [ ]


       11   Percent of Class Represented by Amount in Row 9                6.8%


       12   Type of Reporting Person                                  HC and IC


















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       1   Name of Reporting Person             Transamerica Life Insurance and
                                                                Annuity Company

           IRS Identification No. of Above Person                    95-6140222

       2   Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                        (b) [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                  North Carolina


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                      710,000
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power                 710,000


        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                            710,000

       10   Check Box if the Aggregate Amount in Row 9 Excludes
            Certain Shares                                                 [ ]


       11   Percent of Class Represented by Amount in Row 9                4.7%

       12   Type of Reporting Person                                         IC


























       1   Name of Reporting Person          Transamerica Insurance Corporation
                                                                  of California

           IRS Identification No. of Above Person                    95-2634355

       2   Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                        (b) [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                      California


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                   1,035,000*
       BENEFICIALLY                      * See Note to Exhibit A
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power              1,035,000*
                                         * See Note to Exhibit A

        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         1,035,000*
                                         * See Note to Exhibit A

       10   Check Box if the Aggregate Amount in Row 9 Excludes
            Certain Shares                                                 [ ]


       11   Percent of Class Represented by Amount in Row 9                6.8%

       12   Type of Reporting Person                                  HC and IC

























       1   Name of Reporting Person      Transamerica Investment Services, Inc.

           IRS Identification No. of Above Person                    94-1632699

       2   Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                        (b) [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                        Delaware


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                    1,549,000
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power               1,549,000


        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                          1,549,000

       10   Check Box if the Aggregate Amount in Row 9 Excludes
            Certain Shares                                                 [ ]


       11   Percent of Class Represented by Amount in Row 9               10.2%


       12   Type of Reporting Person                                         IA

























             Item 1(a).     Name of Issuer.

                       Envoy Corporation

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       Two Lakeview Place, 15 Century Blvd., Suite 600,
             Nashville, Tennessee 37214

             Item 2(a).     Name of Person Filing.

                       This statement is filed by Transamerica Occidental
             Life Insurance Company ("Occidental"), the parent of Transamerica Life Insurance and Annuity Company ("TALIAC"); TALIAC; Transamerica Insurance Corporation of California ("TICC"), the parent of Occidental and indirect parent of TALIAC; and Transamerica Investment Services, Inc. ("TIS") (collectively, the "Companies").

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of each of the Companies is 1150 South
             Olive Street, Los Angeles, California 90015.

             Item 2(c).     Citizenship.

                       Occidental and TICC are California corporations.
             TALIAC is a North Carolina corporation and TIS is a Delaware corporation.

             Item 2(d).     Title of Class of Securities.

                       Common Stock, no par value ("Common Stock").

             Item 2(e).     CUSIP Number.

                       293982104

             Item 3.   Type of Reporting Person.

                       Each of the Companies is filing this statement
             pursuant to Rule 13d-2(b). TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934; Occidental and TICC are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and parent holding companies in accordance with Rule 13d-1(b)(1)(ii)(G). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.





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             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of
             each of the cover pages to this statement, which items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Occidental is deemed to be the beneficial owner of
             1,035,000 shares of Common Stock, 325,000 of which Occidental owns directly, and 710,000 of which are owned by Occidental's subsidiary, TALIAC.*

                       TICC is deemed to be the beneficial owner of the
             1,035,000 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiary, TALIAC.*

                       TIS is deemed to be the beneficial owner of
             1,549,000 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental and TALIAC. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                       To the knowledge of the Companies, no other person
             has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                       * See Note to Exhibit A.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       TICC is filing this statement pursuant to Rule 13d-
             1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.












             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                       By signing below the undersigned certify that, to
             the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.










































                                       Signature

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      TRANSAMERICA OCCIDENTAL LIFE
                                        INSURANCE COMPANY


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Chief Investment Officer


                                      TRANSAMERICA LIFE INSURANCE AND
                                        ANNUITY COMPANY


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Chief Investment Officer


                                      TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Senior Vice President,
                                          Transamerica Corporation
                                          Its Attorney-In-Fact


                                      TRANSAMERICA INVESTMENT
                                        SERVICES, INC.


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          President and Chief
                                          Executive Officer













                         Pursuant to Rule 13d-1(f)(1) under the Securities
             Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a California corporation; Transamerica Life Insurance and Annuity Company, a California corporation; Transamerica Insurance Corporation of California, a California corporation; and Transamerica Investment Services, Inc., a Delaware corporation; and each of them, hereby agree that the statement on Schedule 13G, dated March 10, 1997 and any amendments thereto, are filed on behalf of each of them.

                                      TRANSAMERICA OCCIDENTAL LIFE
                                        INSURANCE COMPANY


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Chief Investment Officer

                                      TRANSAMERICA LIFE INSURANCE AND
                                        ANNUITY COMPANY


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Chief Investment Officer

                                      TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          Senior Vice President,
                                          Transamerica Corporation
                                          Its Attorney-In-Fact

                                      TRANSAMERICA INVESTMENT
                                        SERVICES, INC.


             March 10, 1997           By  /s/ Richard N. Latzer
                                          _______________________________
                                          Richard N. Latzer
                                          President and Chief
                                          Executive Officer












                         Each of Occidental and TALIAC is an insurance
             company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC is a wholly owned subsidiary of Occidental, and Occidental is a wholly owned subsidiary of TICC.

                         TICC is an insurance company as defined in
             Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica Corporation ("Transamerica").

                         Note:  Management of the affairs of subsidiaries
             of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by TICC and Occidental is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by them of the shares of the Common Stock beneficially owned by their subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

























                                       Exhibit A




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